Exhibit 99.2

1 1 New Frontier Health Q4 2019 Results 26 th March 2020

DISCLAIMER

Forward-Looking Statements

This presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The actual results of New Frontier Health Corporation (the "Company") may differ from the Company's expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect", "estimate", "project", "budget", "forecast", "anticipate", "intend", "plan", "may", "will", "could", "should", "believes", "predicts", "potential", "continue", and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results, including, but not limited to, the Company's ability to manage growth; the Company's ability to execute its business plan, including its planned expansions, and meet its projections; rising costs adversely affecting the Company's profitability; potential litigation involving the Company; general economic and market conditions impacting demand for the Company's services, and in particular economic and market conditions in the Chinese healthcare industry and changes in the rules and regulations that apply to such business, including as it relates to foreign investments in such businesses; and other risks and uncertainties indicated from time to time in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"). Most of these factors are outside of the Company's control and are difficult to predict. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Financial Information

The Company acquired UFH in a business combination that closed on December 18, 2019. The financial results presented herein are those of the Company's wholly owned subsidiary, Healthy Harmony, and do not include the results of the parent entity, NFH, for the 12 day period from December 19, 2019 to December 31, 2019.

Industry and Market Data

In this presentation, we rely on and refer to information and statistics regarding market participants in the sectors in which the Company competes and other industry data. The Company obtained this information and statistics from third-party sources, including reports by market research firms and company filings.

Use of Non-IFRS Financial Matters

The discussion and analysis includes certain measures, including Adjusted EBITDA (before IFRS 16 adoption), Adjusted EBITDA Margin, Free Cash Flow and Pro-forma Adjusted EBITDA, and Pro-forma Adjusted EBITDA Margin, which have not been prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. We use these measures to evaluate our operating results and for financial and operational decision-making purposes. We believe that Adjusted EBITDA and Pro-forma Adjusted EBITDA helps compare our performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance and helps identify underlying operating results and trends.

Adjusted EBITDA (before IFRS 16 adoption), is calculated as net loss plus (i) depreciation and amortization, (ii) finance expense/(income), (iii) other gains or losses, (iv) other expenses (such as share based compensation), (v) provision for income taxes, as further adjusted for (vi) certain monitoring fees paid to certain shareholders prior to the Business Combination, (vii) lease expense adjustments as a result of adoption of IFRS 16, and (viii) transaction related costs. UFH adopted IFRS 16 on January 1, 2019, and recognized lease liabilities and corresponding "right-of-use" assets for all applicable leases, and recognized interest expense accrued on the outstanding balance of the lease liabilities and depreciation of right-of-use assets. As a result, the adoption of IFRS 16 caused depreciation and amortization and finance costs to increase in 2019 and excluded all applicable lease expenses in Adjusted EBITDA . For ease of comparison to prior periods, the Company eliminated the impact of IFRS 16 on Adjusted EBITDA.

Pro-forma Adjusted EBITDA, is calculated as net loss plus (i) depreciation and amortization, (ii) finance expense/(income), (iii) other gains or losses, (iv) other expenses (such as share based compensation), (v) provision for income taxes, as further adjusted for (vi) certain monitoring fees paid to certain shareholders prior to the Business Combination, (vii) lease expense adjustment as a result of adoption of IFRS 16, (viii) transaction related costs, and (ix) Pro-forma adjustments in PXU. See slide 42 for further information on these pro-forma adjustments.

Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA (before IFRS 16 adoption), by total revenue and Pro-forma Adjusted EBITDA margin is calculated by dividing Pro-forma Adjusted EBITDA by total revenue.

Free cash flow is calculated as 1) operating cash flow 2) minus capital lease payments, 3) add interest expense paid, 4) add one-off transaction expense related to the business combination, 5) minus capital expenditure on existing operations of the facilities

A reconciliation of non-IFRS forward looking information to their corresponding IFRS measures are not included in this presentation as they cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the various adjusting items necessary for such reconciliation that have not yet occurred, are out of our control, or cannot be reasonably predicted.

NEW FRONTIER HEALTH
2

3 3 OVERVIEW Q4 2019 & FULL YEAR RESULTS GROWTH INITIATIVES APPENDIX A - INDUSTRY OVERVIEW APPENDIX B – ADDITIONAL MATERIALS TABLE OF CONTENTS

4 4 Beijing United Family Hospital North (2020) OVERVIEW

5 5 LEADING PRIVATE HEALTHCARE SERVICES PROVIDER IN CHINA COMPREHENSIVE SERVICE OFFERING covering 30+ specialties 9 hospitals 1 14 clinics 1 1,000+ licensed beds 800+ physician staff 1000+ physician consultants 2019 A outpatient visits: ~ 6 32 ,000 2019 A inpatient visits: ~ 11, 000 Operating Assets 2 2019A Pro - Forma Adjusted EBITDA: RMB 483mm 2015A - 201 9 A CAGR: 30 .4 % Source: Company; As of Dec 31, 2019 1 . I ncludes 2 hospitals under construction, 14 directly operated clinics 2 . Operating assets include Beijing, Shanghai Puxi , Tianjin, Qingdao and Beijing Rehab Hospitals as well as B o’Ao and Hangzhou Clinics and post - partum care worker business 3 . All hospital and clinics with at least 3 years of operating experience are accredited or re - accredited on a 3 - year cycle . The newest Qingdao and Shanghai Pudong hospitals were not yet eligible in the 2017 audit, but Qingdao will be included in the 2020 audit and Pudong will be eligible in the next cycle . One of the LARGEST private healthcare services providers in China by revenue 2019 A total revenue : RMB ~ 2. 45 bn 2015A - 201 9 A CAGR: 1 5.1% 1 1 TOP - RANKED brand among high - end private hospitals ALL 3 JCI accredited Beijing United Family ONLY JCI and CAP accredited hospital FIRST da Vinci and MAKO in private hospital GCP certification from CFDA for conducting clinical drug trials

6 6 5 Hospitals Hub Spoke 8 Clinics Hub - and - Spoke Model 2 Hospitals Hub Spoke 4 Clinics Hub - and - Spoke Model 2 Hospitals Hub Spoke 2 Clinics Hub - and - Spoke Model Beijing Tianjin Qingdao Guangzhou Hangzhou Hainan Shenzhen 2 Shanghai Hong Kong 3 Source: Company 1. 5 hospitals in Beijing Cluster including Qingdao United Family 2. UFH is expected to be given the exclusive right to manage New Frontier Group’s 64,000 sq. meter flagship Shenzhen city cen ter hospital as part of the transaction Broad geographic coverage across all four Tier 1 cities Strategic opportunity for expansion into Tier 2 cities GREATER BAY CLUSTER SHANGHAI CLUSTER + EAST CHINA BEIJING CLUSTER + NORTH CHINA 1 NATIONWIDE GEOGRAPHIC FOOTPRINT

7 7 Expat 46% Local 54% BROADER ADDRESSABLE MARKET WITH MORE LOCAL PATIENTS 3 Commercial Insurance 37% Self - pay 63% DIVERSIFIED FOUNDATION FOR FUTURE GROWTH Expat 29% Local 71% MULTI - SPECIALTY SERVICE OFFERING 1 2019A Source: Company 1. OB/GYN: Obstetrics and Gynecology; Peds: Pediatrics; Ortho: Orthopaedics; FM: Family Medicine; IM: Internal Medicine; ER: Eme rgency Room; PPR: Post - Partum Rehab 2. Split by revenue from insurance / self - pay patients 3. Split by volume of expat and local Chinese patients REVENUE MIX BETWEEN SERVICE & PHARMACY 2019A OB/GYN 22% Peds 14% Surgery 7% Ortho 7% FM 10% IM 8% ER 7% PPR 5% Others 19% 2014 2019A DIVERSIFIED PAYER STRUCTURE 2 Pharmacy 10% Service 90% 2019A

8 8 Revenue driven by high acuity departments including Orthopedics & Surgery High Acuity 163 351 2014 2019A Surgery Orthopedics Potential for Dermatology, ENT 1 , Ophthalmology & New Hope Oncology Centre New Specialties 51 138 2014 2019A Ophthalmology ENT Dermatology COMPREHENSIVE PROVIDER WITH ENTIRE "LIFECYCLE" COVERAGE HUB - AND - SPOKE MODEL CREATES COMPREHENSIVE HEALTHCARE SERVICES PLATFORM WITH MULTIPLE PATIENT TOUCHPOINTS Clinics Home Health Attracting traffic with OB/GYN and Pediatrics 483 902 2014 2019A Pediatrics OB/GYN Revenue (RMB mm) Prenatal Care Pediatrics OB/ GYN 1 Expanding differentiated services complemented by Rehabilitation and PPR PPR 1 Rehabilitation 35 2014 2019A PPR Rehabilitation Broader patient base built up by Family Medicine 112 252 2014 2019A Family Medicine Family Medicine Dental Source: Company 1. OB/GYN: Obstetrics and Gynecology; ENT: Ear, Nose and Throat; PPR: Post - Partum Rehabilitation Hospitals 169

ONE OF THE MOST REPUTABLE PRIVATE HEALTHCARE BRANDS IN CHINA

RANKS TOP FOR MEDICAL QUALITY AMONG HIGH-END PRIVATE HOSPITALS BY PATIENTS, DOCTORS AND GOVERNMENT REGULATORS

- 2003 – The **designated healthcare institution** for foreigners during the SARS period
- 2010 – **Official designated medical institutions** for the Shanghai World Expo
- 2015 - Named as **Most Investment-Worthy** Healthcare Company
- 2016 – Ranked **No.1** in China Top 100 Private Hospitals
- 2016 – Ranked **No.2** in China Private Hospital Valuable Brands
- 2016 – Ranked **No.18** in China Private Hospital Conglomerates Top 50 League
- 2018 – The designated **Well-Known Trademark**
- 2018 - Ranked **No.1** repeatedly as The Best Employer among all private hospitals

RANKING SCORE OF PRIVATE BRANDS AMONG MONTHLY HOUSEHOLDS INCOME >RMB 27K[1,2,3]


BEIJING
1.64
1.37
1.30
1.28
1.25
1.03
UFH
A
B
C
D
E
SHANGHAI
1.75
1.64
1.55
1.38
1.38
1.30
UFH
A
B
C
D
E
GUANGZHOU
1.85
1.55
1.53
1.50
1.48
1.08
UFH
A
B
C
D
E

Source: Company, Company Analysis
1. Survey Question 4: Please rank the following private hospital brands' medical quality. Screening criteria: Have had any kind of medical treatment in private hospital in past 36 months
2. Scoring methods: a) Score 5 for brand ranked 1st; Score 3 for brand ranked 2nd; Score 1 for brand ranked 3rd; b) Divide summed score by the number of respondents
3. Sample size for Beijing, Shanghai and Guangzhou were 105, 110 and 62 respondents, respectively

NEW FRONTIER HEALTH

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10 10 Operating Stats 4 Open Date 1997/2014 2004 2019 2012 2015 2013 2018 2018 2020 2021 Signed MoU & framework agreement in major Tier 2 locations (lease / operate and management contract model) Gross Floor Area (sqm) 34,448 2 7,559 2 20,844 2 6,900 30,057 3 16,145 69,008 2 28,471 22,834 64,000 # of Beds 4 93 41 71 23 100 3 83 99 85 200 250 - 350 # of Consultation Rooms 237 3 71 3 97 3 31 31 32 123 5 41 5 37 5 TBC # of Satellite Clinics 8 2 0 0 0 1 1 N/A TBC TIER 1 Shanghai Puxi 1 (new) Shanghai Puxi (old) ASSET OVERVIEW Source: Company Note: 1. New Shanghai Puxi is the expansion of the old Shanghai Puxi 2. Includes satellite clinics associated with hospitals UFH Beijing City Cluster Shanghai City Cluster Greater Bay Cluster OPERATING ASSETS EXPANSION ASSETS (TIER 1 ONLY) JCI - Accredited Beijing Chaoyang Shanghai Pudong Beijing Datun Shenzhen Management Contract Guangzhou Qingdao Beijing Rehab Tianjin TIER 2 EXPANSION ASSETS (TIER 2) 3. Includes Building A and additional capacity from Building B expansion; Revenue per sqm only accounts for the 20,057 sqm cu rre ntly in use 4. Stands for the maximum bed capacity as of fiscal year - end 5. Stands for the maximum number of consultation rooms designed

11 11 Shanghai United Family Pudong Hospital Q4 2019 AND FULL YEAR RESULTS

12 12 Financial Highlights Outpatient Volume +11.7 % YoY Growth 632,664 Visits Inpatient Admission +22.1 % YoY Growth Utilization Rate Comparing to 29.3 % of FY18 38.3 % Total Revenue +19.0 % YoY Growth RMB 2,449.2 mn Pro - forma Adjusted EBITDA 1 +93.0 % YoY Growth RMB 162.9 mn Operational Highlights 10,805 Admissions 2019 FINANCIAL YEAR HIGHLIGHTS Notes: 1.See slide 42 for a reconciliation of net loss to Pro - forma Adjusted EBITDA

13 13 Financial Highlights Outpatient Volume +10.7 % YoY Growth 163,436 Visits Inpatient Admission +19.8 % YoY Growth Utilization Rate Comparing to 34.9 % of 4Q18 40.1 % Operational Highlights Pro - forma Adjusted EBITDA 1 +218.2 % YoY Growth RMB 27.6 mn Total Revenue +13.9 % YoY Growth RMB 639.7 mn 2,912 Admissions Q4 2019 HIGHLIGHTS Notes: 1.See slide 42 for a reconciliation of net loss to Pro - forma Adjusted EBITDA

14 2019 BUSINESS HIGHLIGHTS Tier 1 Operating Assets 1  Beijing Hospital grew its capabilities as a Surgical Robotics Center by becoming one of the first users in China of the Mako Orthopedic Robot, completing several ground - breaking robotic surgeries and live demonstrations  The Hospital also celebrated the recovery of an ultra - early premature baby born at only 25 weeks of gestation, weighing only 590 grams.  Beijing Hospital received GCP (Good Clinical Practice) approval from the CFDA allowing the hospital to conduct clinical drug trials and enhance its reputation as a clinical research institution.  Shanghai Puxi Hospital completed relocation in 19Q4 more than tripling the capacity of the old facility, making room for new patients and new and more advanced equipment and technology.  Grew partnerships with international schools with 5 new nursing clinics in Shanghai and 2 in Beijing. Tier 2 Operating & Other Assets 2  IVF services in Tianjin Hospital expanded capabilities with the addition of a video incubator , which is expected to further improve pregnancy success rates and allow prospective parents to watch the development of their embryos visually.  Beijing Rehabilitation Hospital established a new High Dependency Unit expanding the capability to care for patients requiring ventilator - based 24 - hour intensive care.  Tier 2 Operating and Other Assets approached EBITDA break - even as a group. Expansion Assets 3  Strong ramp up of Expansion Assets driven by increased brand recognition and new patient uptake after official operations starting in Q4 2018  Guangzhou Hospital and its associated clinics and Shanghai Pudong Hospital reached RMB331.9 million of revenue on an annualized basis based on December 2019 monthly revenue. Notes: 1.Tier 1 Operating Assets mainly include Beijing United Family Hospital, Shanghai Puxi United Family Hospital and associated clinics 2.Tier 2 Operating & Other Assets mainly include Tianjin United Family Hospital, Beijing United Family Rehabilitation Hospita l, Qingdao United Family Hospital and other clinics in tier 2 cities 3.Expansion Assets mainly include Guangzhou United Family Hospital, Shanghai Pudong United Family Hospital and associated cli nic s as well as Beijing Datun United Family Hospital (under construction) and Shenzhen United Family Hospitl (Management contract)

15 Online Consultations  Launched online and telephone consultation services  Public health talks on live - broadcasting video platforms covering over 30 specialties that have reached more than 1 . 2 million people  Sustained engagement with individual patients while enabling a broader swath of customers experience high - quality services COVID - 19 IMPACT Staff & Patient Protection  Temperature check stations at all entry points in hospital facilities  14 - day quarantines for staff returning to work from other cities and flexible work arrangements  Personal protective equipment stocking and epidemic control education / training for all staff  Restricted non - patient foot traffic and social distancing policies for patients inside all facilities  Free educational literature in multiple languages to patients  As of the date of earning release, no confirmed cases of COVID - 19 among staff or patients Operations  Several hospitals have been designated by the government to operate fever care centers, allowing patients to be screened and, if necessary, transferred to designated COVID - 19 treatment hospitals  Separated by air flows and work flows from standard patient clinics, emergency rooms, and inpatient facilities to keep any potentially infected patients from impacting other patients or visitors  Nearly all facilities and departments continue to offer inpatients and outpatients services as needed Charity  NFH raised charity funds from New Frontier Group and several strategic partners, and leveraged on its global supply chain network to source urgently needed medical supplies to Leishenshan Hospital, Zhongnan Hospital of Wuhan University, and other institutions at the front lines of the fight against COVID - 19 .

16 STRONG REVENUE GROWTH ACROSS SEGMENTS 18 20 23 43 55 69 74 82 61 71 79 84 87 83 93 96 435 470 604 520 19Q4 18Q2 437 405 434 19Q1 477 628 19Q2 562 19Q3 462 18Q4 391 577 18Q1 18Q3 507 429 640 Operating Tier 1 Operating Tier 2 & Other Assets Expansion 104 280 295 359 FY18 FY19 1,660 1,811 2,059 2,449 Revenue (in million RMB) 23% 21% 19% 14% 19% Y - o - y Growth 9% 21% 170% Y - o - y Growth

17 DRIVEN BY OUTPATIENT AND INPATIENT VOLUME GROWTH Outpatient Volume Inpatient Admission 521 163 291 378 392 446 561 514 581 616 528 614 616 2,430 1,687 19Q2 1,597 1,575 19Q4 2,594 18Q2 1,612 2,912 1,686 18Q3 18Q1 2,695 2,604 0 19Q1 1,789 19Q3 1,598 1,850 2 2,096 2,175 18Q4 37 2,148 9,030 9,753 9,837 13,384 15,499 18,657 17,259 20,267 16,425 18,431 20,770 21,533 21,139 21,552 21,782 23,038 115,687 163,436 164,010 153,667 140,239 112,771 19Q4 123,801 19Q3 114,626 151,551 109,084 120,131 18Q2 18Q1 109,632 19Q2 18Q3 18Q4 114,913 19Q1 134,539 143,871 147,688 1,507 2,177 2,374 6,924 6,470 202 FY18 FY19 8,849 10,805 42,004 71,682 77,159 87,511 447,174 FY18 473,471 FY19 566,337 632,664 13% 14% 10% 11% 12% 24% 24% 21% 20% 22% 6% 13% 71% Y - o - y Growth 7% 9% 646% Y - o - y Growth Y - o - y Growth Expansion Operating Tier 1 Operating Tier 2 & Other Assets

18 ASP 1 REMAINS STABLE DURING RAMP UP Outpatient ASP Inpatient ASP 79,807 89,969 86,379 86,847 81,965 87,019 89,755 83,932 19Q3 19Q2 18Q1 18Q3 18Q2 18Q4 19Q4 19Q1 2,341 2,390 2,383 19Q2 2,358 18Q1 18Q2 18Q3 18Q4 19Q1 19Q3 19Q4 2,226 2,240 2,267 2,377 85,833 85,633 FY18 FY19 2,270 2,377 FY18 FY19 7% 6% 4% 2% 5% Y - o - y Growth 3% - 3% 4% - 3% 0% Y - o - y Growth Y - o - y Growth Y - o - y Growth Y - o - y Growth Notes: 1.Average selling price

19 ADJUSTED AND PRO - FORMA ADJUSTED EBITDA 1 Tier 1 Operating Assets Tier 2 Operating and Other Assets Expansion Assets Total (incl. HQ Expenses which are not shown above) 52.8 143.6 5.8 5.8 5.8 1.9 18Q4 8.8 18Q1 19Q1 18Q2 19Q4 18Q3 30.9 19Q2 19Q3 19.3 27.6 25.7 FY18 FY19 35.9 50.5 - 10.9 36.7 58.6 40.0 84.4 162.9 34.2 - 24.1 - 37.5 - 60.6 - 63.8 - 43.6 - 40.8 - 40.0 - 37.0 - 185.9 - 161.4 19Q1 18Q1 18Q2 19Q3 18Q3 18Q4 19Q2 19Q4 FY18 FY19 - 4.2 - 1.4 - 0.7 - 3.7 0.4 - 3.5 2.3 0.6 - 10.0 19Q3 19Q1 18Q2 18Q1 18Q3 19Q4 18Q4 19Q2 FY19 FY18 - 0.2 110.5 135.8 109.9 107.6 5.8 5.8 5.8 1.9 483.1 18Q2 18Q1 19.3 97.3 18Q3 18Q4 19Q1 19Q3 115.7 19Q2 19Q4 FY18 463.8 FY19 119.4 88.0 116.3 116.3 141.6 109.5 421.0 15% n/a n/a 93% Y - o - y Growth Pro - forma Adjustments 1 Notes: 1. See slide 42 for a reconciliation of net loss to Adjusted EBITDA (before IFRS 16 Adoption) and Pro - forma Adjusted EBITDA.

20 ADJUSTED EBITDA MARGIN 1 (BEFORE CORPORATE OVERHEAD) Tier 1 Operating Assets Tier 2 Operating and Other Assets Expansion Assets 29.7% 19Q1 18Q1 18Q3 25.4% 18Q2 26.7% 18Q4 19Q2 26.5% 19Q3 23.7% 19Q4 FY18 26.7% FY19 23.3% 24.9% 25.4% 28.5% 27.8% 21.7% 26.8% 25.2% 25.6% FY19 - 6.9% - 4.4% 19Q2 - 2.0% 18Q1 18Q4 18Q2 - 0.9% 18Q3 FY18 0.5% 19Q1 - 4.2% 2.5% 19Q3 0.6% 19Q4 - 3.4% - 0.1% FY19 - 205.2% 18Q2 - 54.5% 18Q1 - 142.9% 18Q3 - 58.1% - 255.9% - 149.3% 18Q4 - 79.4% 19Q1 - 59.6% 19Q2 19Q3 - 45.5% 19Q4 - 183.2% FY18 *Pro - forma Adjusted EBITDA Margin 1 Notes: 1. See slide 42 for a reconciliation of net loss to Adjusted EBITDA (before IFRS 16 Adoption) and Pro - forma Adjusted EBITDA.

21 21 OPERATING EXPENSES 1,187.7 1,401.1 FY2018 14.1 FY2019 1,415.2 SWB Transaction Cost 58% As % of Revenue 58% Salary, Wages & Benefits (in million RMB) 287.1 146.0 323.0 201.7 138.6 303.6 341.9 400.2 7.0 947.3 FY2018 16.3 1,231.8 0.0 13.7 FY2019 Others Supplies & Purchased Medical Service Depreciation and Amortization 1 Impairment of Trade Receivable Lease & Rental 1 Transaction Cost 2 46% As % of Revenue (excl. Transaction Cost) 44% Other SG&A (in million RMB) Notes: 1. Significant amount of rental payment are re - categorized from lease & rental expenses to depreciation and amortization according to newly adopted IFRS 16 in 2019, please see P41 in Appendix B for more details on the impact of IFRS 16 adoption 2. T he transaction cost is one - time cost associated with the business combination with New Frontier Corporation

22 CAPEX, CASH FLOW AND CASH POSITION (RMB million) FY2019 Maintenance CAPEX (1) 71 Expansionary CAPEX (2) 316 Total CAPEX 387 Cash G enerated from Operating Activities 274 Less: Capital Lease Payments (3) 178 Add: Interest Expense Paid 30 Add: One - off Transaction Expense Paid 11 Less: Maintenance CAPEX 71 Free Cash Flow 66 Total Cash (4) 1,730 Less: Total Debt (4) 2,461 Net Debt (731) Notes: (1) Expansionary capex is defined as capex spent for building new facilities including the new site of Shanghai Puxi Hospital, Shanghai Pudong Hospital, Guangzhou Hospital and Beijing Datun Hospital. (2) Maintenance capex is defined as all capex spent for existing operations of the facilities. (3) Due to IFRS 16 adoption, capital lease payments is categorized as cash used for financing activities. (4) As of December 31, 2019 on the Balance Sheet Statement of NFH. Expansion assets which are still ramping up and incurred RMB 161 million of Adjusted EBITDA loss in 2019.

23 FY2019 Revenue (in million RMB) FY2019 Pro - forma Adjusted EBITDA (in million RMB) 2019 REVENUE / PRO - FORMA ADJUSTED EBITDA SUMMARY 483 163 161 159 Tier 1 Operating Assets 0 HQ Tier 2 Operating & Other Assets Expansion Assets Total 1,811 359 280 Tier 1 Operating Assets Tier 2 Operating & Other Assets Total Expansion Assets 2,449 9% Y - o - y Growth 19% 21% 170% Pro - Forma Adjusted EBITDA Margin % 27% n.m. 0% - 58% 7% Revenue per Bed 1 Notes: 1.Revenue per bed is calculated based on the weighted average maximum bed capacity of the fiscal year 2.Refferring to Beijing United Family Hospital in Chaoyang as its associated clinics 3.Referring to Shanghai Puxi United Family Hospital and its associated clinics. Maximum bed capacity for Shanghai Puxi United Family Hospital increased with the relocation to new site in Q4 2019 Beijing 2 14.0 1.7 1.5 4.6 Shanghai 3 10.8

24 24 HOSPITALS: LONG TERM MATURITY CYCLE 0 50 100 150 200 250 300 350 400 450 500 550 600 650 700 750 800 850 900 950 1,000 1,050 1,100 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 QDU (20,057 sqm 3 ) BJU (24,959 sqm) PXU (previously 7,559 sqm; 20,844 sqm after relocation) TJU (6,900 sqm) Rehab (16,145 sqm) Hospital Revenue (mm RMB) Due to capacity bottleneck with only 5,886 sqm, Shanghai hospital struggled to take on additional patient volume and develop higher acuity services. Capacity issue was solved in October 2019 when Shanghai hospital moved to a new site with 19,172 sqm of facility size GZM (69,008 sqm) Dec - 19 (Month 15 1 ) Run Rate Revenue 2 (RMB 200mm) PDU (28,471 sqm) Dec - 19 (Month 13 1 ) Run Rate Revenue 2 (RMB 131mm) Source: Company ( Unaudited) 1. Since the hospital obtained its OB license 2. Run - rate revenue is defined as monthly revenue * 12 3. Only 20,057 sqm Building A is currently in use and contributes revenue for now; total GFA is 30,057 sqm which includes Bui ldi ng A and additional capacity from Building B expansion

25 STRATEGIC PRIORITIES IN 2020  Geographic Market Reorganization and Consolidation  Ramp - up of Newly Opened Facilities (Shanghai Puxi , Shanghai Pudong and Guangzhou)  Invest in Core Markets and Expand Capabilities in Selected Specialties  Expand Tier 1 City Outpatient Network  Implement Cost Control / Business Recovery post Coronavirus  Prepare for the launch of Beijing Datun Hospital and Shenzhen Hospital

26 26 Shanghai United Family Hospital GROWTH INITIATIVES

SIGNIFICANT WHITE SPACE FOR GROWTH IN EXISTING TIER 1 CITIES


Beijing, Shanghai & Guangzhou
Total Resident Population[3]
~62 million
Beijing, Shanghai & Guangzhou
Target Addressable Market[2]
~3.3 million
Tier 1 Cities
# of UFH Patients[1]
~200,000
~5%
~0.3%

Significant white space within Tier 1 Cities for future growth

Source: Company Analysis, National Bureau of Statistics
1. Number of unique UFH patients in Tier 1 cities in 2019
2. Addressable market includes target expatriate population, local population with out-of-pocket payment and local population with premium healthcare insurance coverage as of 2018
3. Number of residents in Beijing, Shanghai, Guangzhou and Shenzhen as of 2018

NEW FRONTIER HEALTH

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28 28 MANAGED CARE Patient is paired with a Primary Care Provider Incentivizes pro - active prevention Aligns the interests of payer, provider and patient I ncentivizes chronic disease management I ncentivizes cost saving with no compromise on quality 1 2 3 4 5 Provider Patient Payer Shared Risk Model  Partnering with patients to use pro - active approaches to keep them healthy  Patients stay healthy and we have healthy margins  Giving patients transparency and predictability in their healthcare expenditures Risk shared by UFH and insurer

29 29 ENHANCE CLINIC NETWORKS IN EXISTING MARKETS Integrated Healthcare Services Model Generating Significant Synergies. Continue to Replicate Outpatient Networks in Existing Mar kets Significant Referral Revenue from Beijing Clinics (RMB mm) SUCCESSFUL HUB & SPOKE BUSINESS MODEL Source: Company Hospitals Clinic Clinic Clinic Clinic Clinic Clinic 79 88 93 89 9.4% 9.7% 9.2% 8.4% 2019 2016 2017 2018 Beijing Hospital referral revenue from clinics C ontribution to hospital revenue

30 30 UPSIDE CATALYSTS DELIVERING ADDITIONAL VALUE CLEAR SPECIALTY FOCUS  Continue deep specialization in select areas but maintain a comprehensive suite of services  Grow IVF from Tianjin to nationwide  New centers of excellence: oncology, orthopedics, ENT, sleep center, geriatric center, gynecology, advanced surgical , etc. TECHNOLOGY UPGRADES M&A OPPORTUNITIES  Strategic acquisitions of specialty hospitals, outpatient and services network to further complement our existing portfolio  Management contracts include a right to acquire managed hospitals  Focus on increasing acuity services (robotics, oncology, advance imaging) to drive ASP / margin and create higher barriers to competitors  Develop internet hospital and online portal to further engage with patients  Continued investment in the AI and mobile technology for data analytics, online consultation, risk underwriting, preventive care

31 31 INVESTMENT HIGHLIGHTS Well - established nationwide platform with scale and an experienced management platform 4 Attractive valuation on a sum - of - the - parts basis 5 Multi - dimensional growth opportunities 6 The leading comprehensive healthcare services provider with the most reputable brand in China 2 Robust outlook of the Chinese private healthcare industry supported by favorable long term secular drivers 1 Unique hospital + clinic hub & spoke network; “entire lifecycle” coverage 3

32 APPENDIX A - INDUSTRY OVERVIEW

33 33 REVENUE FOR HEALTHCARE SERVICES IN CHINA - HOSPITALS & PRIMARY CARE (US$ bn) 1 CAGR 13 - 18 (%) CAGR 18 - 23 (%) 22% 11% 21% 9% (US$ bn) 1 42% 58% 59% 59% 59% 60% 62% 41% 41% 41% 40% 38% RAPID GROWTH IN DEMAND FOR HEALTHCARE SERVICES 23% 25% CAGR 17 - 23 (%) 20% 22% CAGR 13 - 17 (%) Source: NHFPC, Company Analysis 1. Exchange rate at USD:RMB = 1.00 : 6.80 2. Annual high - end medical spending by residents (Expatriate, Local out of Pocket, Local Insured Patients) in Tier 1 & Tier 2 ci ties of China Local out of Pocket is defined as affluent households with annual income > RMB 324K Assumed addressable population all live in Tier 1 and Tier 2 cities; Tier 1 cities: Beijing, Shanghai, Guangzhou and Shenzhen ; Tier 2 cities: 46 cities incl. Tianjin, Nanjing, Hangzhou, Chongqing, Chengdu, Ningbo and etc. PREMIUM HEALTHCARE EXPENDITURE 2 IN CHINA 2023E 488 2013A 8% 389 340 2014A 92% 2015A 91% 2016A 88% 434 1,009 90% 2017A 89% 12% 544 2018A 609 10% 8% 9% 19% 11% 92% 81% Private Public 41% 59% 42% 58% 41% 2013A 2014A 59% 62% 2015A 41% 59% 2016A 40% 60% 2017A 38% 2023E 5 7 8 10 13 40 1st tier 2nd tier

34 34 CHINA IS UNDER - PENETRATED IN PRIVATE HEALTHCARE 0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 300 700 500 600 900 1,000 1,100 400 1,300 1,200 800 5,300 0 Germany SOUTH AFRICA Spain Private healthcare spending per capita (US$) Taiwan South Korea GDP per capita (US$ ‘000) Canada Japan United States Singapore China France Switzerland BRAZIL Australia Asia NA EU LatAm & Africa AU South Africa and Brazil have lower/comparable income but higher spending than China China Tier 1 1 Source: EIU, Euromonitor, BMI, Hong Kong Food and Health Bureau; A s of 2017 1. Tier 1 cities include Beijing, Shanghai, Guangzhou and Shenzhen. Private healthcare spending per capita assumed to mirror pri vate vs. public hospital revenue trends in China Countries and Regions

TOP TRENDS IN THE CHINESE PUBLIC AND PRIVATE HOSPITAL SECTORS

TOP TRENDS IN THE PUBLIC HOSPITAL SECTOR

SCARCITY AND UNEVEN DISTRIBUTION OF QUALITY MEDICAL RESOURCES



# of Annual Hospital Outpatient Visits (mm)
Class III: 2,232 (8%)
Class II: 7,944 (27%)
Class I: 9,282 (32%)
Unrated: 9,682 (33%)
Class III: 1,628 (50%)
Class II: 1,217 (37%)
Class I: 218 (7%)
Unrated: 207 (6%)
# of Hospitals in China

IMMENSE PRESSURE ON PUBLIC HEALTHCARE SYSTEM

- **3+ hours** — Average time to visit a physician
- **<5 mins** — Actual time spent in a physician consultation
- **90+%** — Average bed occupancy rate in public hospitals

EXPECTED DEFICIT OF THE BASIC SOCIAL MEDICAL INSURANCE



(RMB bn)
2020E
Deficit is expected to arise
2026E
(2,300)

TOP TRENDS IN THE PRIVATE HOSPITAL SECTOR

Highly Fragmented Market
- Limited scaled players provide opportunity for a large, branded player like UFH

Lack of a Comprehensive Service Provider
- Most private hospital systems are focused on a single specialty / low acuity situations

Brand Recognition and Reputational Issues
- Scarcity value as few players have both a strong brand and reputation

Willingness to Pay
- >80% of patients are willing to pay a premium to visit a private hospital
- Huge under supply of premium hospitals

Private hospitals in China are facing challenges that present unique opportunities for a branded comprehensive player like UFH

Source: Frost & Sullivan, PwC survey on urban middle class Chinese, National Health and Family Planning Commission, Company Analysis; As of 2016

NEW FRONTIER HEALTH
35

36 36 25 40 64 103 314 106 139 183 240 483 131 179 247 343 797 90 109 155 212 303 7% 8% 11% 15% 22% 0 200 400 2000A 2010A 2020E 2030E 2040E Population Aged 65+ as % of Total Population AGING POPULATION AND COMMERCIAL HEALTHCARE INSURANCE ARE KEY LONG TERM GROWTH DRIVERS OF HEALTHCARE SERVICES 15% 28% CAGR 18 - 23 (%) 15% 25% CAGR 12 - 18 (%) RAPIDLY AGING POPULATION China population aged 65+ (Persons mm) HIGH - END PHI 2 ADDRESSABLE POPULATION ('000) COMMERCIAL HEALTH INSURANCE GWP 1 (US$ bn) 2 China Population Aged 65+ (Persons mm) 2012A 2014A 2016A 2018E 2023E Source: United Nations, China Insurance Yearbook, CIRC, McKinsey Global Institute, Company Analysis 1. Include all local and foreign players. Health insurance GWP (gross written premium) includes premium sold by both life and P& C insurers 2. PHI = Private Health Insurance 3. Exchange rate at USD:RMB = 1.00 : 6.80 Tier 1 cities Tier 2 cities 2023E 2012A 13 2016A 2014A 2018E 23 59 94 294

37 37 Qingdao United Family Hospital APPENDIX B – ADDITIONAL MATERIALS

38 38 SUMMARY SHAREHOLDER STRUCTURE 1,2 OF NFH 7% 11% 7% 4% 10% 61% New Frontier Group Other Public Investors Vivo Capital Capital Group Fosun UFH Management Free Float (%) ~90 Note : 1 . 131 mm s hares outstanding before accounting for roll - over NFH ESOP from UFH management and SPAC warrants (currently out - of - the - money) 2 . As a result of the execution of the Fosun Director Nomination Agreement, Vivo Director Nomination Agreement, Irrevocable Proxies, and Director Support Letter Agreements, each Reporting Person may be deemed to be members of a “group” within the meaning of Section 13 (d)(3) of the Exchange Act with NFPH, Vivo LP and Fosun with respect to the election of directors of the Issuer as described in Item 4 of this Amendment No . 1 . As a result, the group may be deemed to have acquired beneficial ownership of all the Ordinary Shares beneficially owned by each member of the “group” and each Reporting Person may be deemed to beneficially own all of the Ordinary Shares beneficially owned by the group . As such, the group may be deemed to beneficially own in the aggregate 81 , 096 , 625 Ordinary Shares, which represents approximately 55 . 5 % of the total outstanding Ordinary Shares .

MANAGEMENT TEAM OF NFH

CHAIRMAN OF THE BOARD



Antony Leung

- Chairman of NFH
- Chairman / Co-Founder of New Frontier Group
- Chairman of Nan Fung Group
- Former HK Financial Secretary
- Former Chairman of Blackstone Greater China, JP Morgan Asia

EXECUTIVE COMMITTEE OF THE BOARD OF DIRECTORS



Roberta Lipson

- CEO of NFH
- Founder of United Family Healthcare
- Medical industry experience: 35+ years
- One of the most well-regarded healthcare executives in China



Carl Wu

- Chairman of Executive Committee of NFH
- CEO / Co-Founder of New Frontier Group
- Experienced healthcare entrepreneur (Co-founder of Care Alliance, YD Care, and Heal)
- Former Managing Director at Blackstone



Shan Fu

- Managing Partner, Co-CEO of Vivo Capital, CEO of Vivo Capital Greater China
- Former Senior Managing Director and Chief Representative of Blackstone China
- Department of Foreign Investment in National Development and Reform Commission (NDRC)
- State Economic and Trade Commission

OPERATIONAL / MEDICAL EXPERTS



Walter Xue
Chief Financial Officer

- Past experience: 25+ years in healthcare industry



Dr. Jeff Staples
Chief Operating Officer

- Medical industry experience: 25+ years
- Past experience: SOS, Parkway Health



Dr. DJ Hamblin-Brown
Vice President of Medical Affairs

- Medical industry experience: 20+ years
- Past experience: NHS, Aspen Medical



Xiaoyan Shen
Chief Nursing Officer

- Medical industry experience: 30+ years



Sylvia Pan
GM, Beijing

- Medical industry experience: 25+ years



Lai Heng Mah
GM, Shanghai Puxi

- Medical industry experience: 22+ years
- Past experience: KPJ Healthcare Berhad



Dr. Michael Zhang
GM, Shanghai Pudong

- Medical industry experience: 20+ years
- Past experience: SIMC, Xinhua Hospital



Dr. Kate Gaynor
GM, Guangzhou

- Medical industry experience: 15+ years
- Past experience: US CDC, Hawaii DMAT



Daniel Liu
GM, Tianjin

- Medical industry experience: 25+ years
- Past experience: CR Phoenix



Sharon Hu
GM, Beijing Rehab

- Medical industry experience: 30+ years
- Past experience: Beijing Children's Hospital, Tan Tock Seng Hospital



Ao Wang
GM, Qingdao

- Medical industry experience: 12+ years

NEW FRONTIER HEALTH

39

40 40 EXPERIENCED BOARD OF DIRECTORS Independent Non - executive Directors Antony Leung Carl Wu Non - Independent Directors ▪ Managing Director of New Frontier Group ▪ Blackstone Private Equity Group (HK) ▪ Barclays David Zeng ▪ Chairman of NFH ▪ Chairman / Co - Founder of New Frontier Group ▪ Former Financial Secretary of Hong Kong ▪ Nan Fung Group Chairman and CEO ▪ Blackstone Chairman of Greater China ▪ J.P. Morgan Chairman of Asia ▪ Citibank Head of China & Hong Kong and Private Bank for Asia ▪ Chairman of Executive Committee of NFH ▪ CEO / Co - Founder of New Frontier Group ▪ Experienced healthcare entrepreneur (Co - founder of Care Alliance, YD Care, and Heal) ▪ Founding member of Blackstone Asia Pacific and Blackstone China Roberta Lipson Shan Fu Qiyu Chen ▪ CEO of NFH ▪ Founder of UFH ▪ Medical industry experience: 35+ years ▪ One of the most well regarded healthcare executives in China ▪ Managing Partner, Co - CEO and CEO of Vivo Capital in Greater China ▪ Senior Managing Director and Chief Representative of Blackstone ▪ Department of Foreign Investment in National Development and Reform Commission (NDRC) ▪ State Economic and Trade Commission ▪ Executive Director and the Co - CEO of Fosun International ▪ Executive Director and the Chairman of Fosun Pharma ▪ Non - executive director and Vice Chairman of Sinopharm Group Dr. C H Leong Frederick Ma ▪ Senior Advisor of New Frontier Group ▪ Hong Kong University Council Chairman ▪ Non - official member of the Executive Council of HKSAR ▪ Hong Kong Hospital Authority Chairman ▪ Member of Hong Kong Legislative Council ▪ Senior Advisor of New Frontier Group ▪ Non - executive Chairman of MTR ▪ Secretary for Commerce & Economic Development of HKSAR ▪ Secretary for Financial Services and the Treasury for HKSAR ▪ CFO of PCCW ▪ To be nominated

41 IMPACT OF NEW LEASE ACCOUNTING STANDARD (IFRS 16) Asset: Right - of - use assets Asset: Net deferred tax assets Liability: Lease liabilities Balance Sheet Changes Income Statement Changes Lease & rental expenses Depreciation and amortization Finance cost Impact on 2019 Year - End Balance Sheet from the Adoption of IFRS 16  Net increase to total assets of RMB 1,667 million  Net increase to total liabilities of RMB 1,752 million Net Resulting Impact on 2019 Income Statement  Approximately RMB 205 million favorable impact on Adjusted EBITDA. ~840 basis points net favorable impact to Adjusted EBITDA margin  Approximately RMB 46 million net unfavorable impact to net loss

42 42 RECONCILIATON OF NON - IFRS FINANCIAL MEASURES Notes: 1. Monitoring fee payable to TPG and Fosun is not related to business operation and is discontinued from 2020 onwards 2. The adjustments include ( i ) giving a pro forma effect to annual rent reimbursement of approximately RMB15 million which took effect in November 2019 as if such reimbursement commenced on January 1, 2019, (ii) adding back RMB 3.7 million for additional rental expenses incurred prior to the PXU relocation due to space constraints, and (iii) RMB 3.7 milli on of ongoing net savings on fees payable to our business partner for this property in accordance with the rental reimbursement.